P.O.Box 9682

Providence, RI 02940-9682

James O’Connor

U.S. Securities and Exchange Commission

100 Fifth Street, NE

Washington, DC 20549

Re:          Van Wagoner Funds, Inc.

Dear Mr. O’Connor:

I have spoken with our counsel, Mark Perlow and Kurt Decko of K&L Gates, about the concerns you have raised regarding the elimination of the legacy fulcrum fees on three of the funds for which we are seeking shareholder approval of new advisory agreements.  I appreciate the consideration that you have given to this issue.  As independent Chairman of the Van Wagoner Funds, I want to share with you my views.

I understand that you are basing your concerns about the proposed advisory fee structure on Release 7113, a 1972 interpretation issued by the Commission relating to performance-based fees.  Release 7113 is designed to protect investors and addresses instances in which an adviser may attempt to gain an advantage by eliminating a rolling performance fee contract during a period in which substandard performance would cause the agreement to be unfavorable to the adviser.  To be fair to investors, the release indicates that an adviser should provide substantial advance notice to the investment company prior to implementing a change from the rolling performance fee to a fixed percentage of assets under management agreement.

As evident from its prospectus and annual reports, the Van Wagoner Funds has had periods in which its individual Funds have spectacularly outperformed the market and, more recently, an extended period in which their performance has been below the market.  Since the collapse of the technology market and internet stocks in 2001, the Funds have not performed as well as their peer groups.  In addition, there has been a declining asset base with an increase in the relative expenses of the Funds, which has further reduced potential returns to investors.

Since I joined the Board as independent Chairman in February of 2007, my fellow Board members and I have been working diligently to improve the Funds’ performance.  This has been a very active and ongoing effort by the Board with the support and full commitment of the Funds’ adviser.  While we have encountered several delays, we already have substantially reduced the Funds’ total operating expenses.  Among other measures, we have significantly reduced director’s fees, changed service providers and renegotiated vendor agreements, lowered insurance premiums, and imposed small account charges to reduce expenses.  We also plan to

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undertake further measures to reduce expenses, with the goal of bringing the gross expense ratios for each of the Funds to within industry norms.  Integral to the success of our efforts, we are proposing for shareholder approval that a subadviser with a superior performance record assume responsibility for day-to-day management of the portfolios, and that two funds be merged to achieve larger scale.

With respect to your concerns, since late 2003 three of the Funds have had advisory agreements with fulcrum fees that provided for a base fee of 125 bp calculated on average daily net assets over a rolling 12-month period, and a performance fee adjustment of +/- 25 bp based on a rolling 36-month period (the rolling performance period was shorter during a ramp-up period for the fee, and the first performance adjustments were made in 2004).  For each month since August 2004, however, each of these Funds’ advisory fees was adjusted downward by 25 bp, which reduced the fees that the adviser would otherwise have received to 100 bp – the minimum permitted under its advisory agreement.

In a May 2006 Board meeting, at the request of the Funds’ Board (at that time comprised entirely of independent directors), the adviser agreed to a 25 bp voluntary waiver on its advisory fees, which effectively reduced its maximum fee to 100 bp.  (Attachment A.)   More importantly, at the same time the adviser also agreed to base its fees on the current average daily net assets in the Funds, rather than average assets over a rolling 36-month period.  Thus, starting in July 2006, the Funds paid the adviser 100 bps on current daily net assets under management.  Because asset levels in the Funds were declining (then current asset levels were below the rolling average), the combination of changes to the fee structure substantially reduced the adviser’s fees and produced an immediate savings for shareholders.  (Attachment B.)

The new advisory fee arrangement was disclosed to investors in the 2006 semi-annual report, and has been reflected in the prospectus and annual reports provided to shareholders since that time.  (Attachment C.)   In February 2007, the adviser agreed and the Board resolved to extend the voluntary waiver indefinitely.  That waiver remains in effect.

Beginning in May or June of 2007, the Board and adviser began considering new alternatives to improve investment performance.  These alternatives included the possibility of having a different institutional money manager with a more diversified investment approach assume day-to-day management of the individual Funds, under the supervision of the adviser.  At that time, I began participating in weekly meetings with the Funds’ adviser to discuss its search for new subadviser(s) for each of the Funds.  As a result of those efforts, the adviser located several potential subadvisers whom it believed could offer our shareholders a superior investment program.  Ultimately, the Board selected for shareholder approval a potential subadviser – Husic Capital Management – which is an experienced institutional money manager whose investment performance in individual strategies over time has substantially exceeded both that of the Funds’ adviser and their own relative benchmarks.

I respect your concerns regarding the intent of Release 7113.  In my view, however, Release 7113 should not be interpreted to prevent the Board from going forward at this time with a proposal for shareholders to consider a proposed new fixed fee structure that is based on assets under management.  The proposed new fee structure is not an attempt by the Funds’ adviser to substitute an existing performance fee arrangement with a fixed fee that is “unfair” to the Funds,

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which is the principal concern of Release 7113.  In light of the Release, however, I want to specifically note:  the current fixed fee structure was driven by an independent Board in May 2006 – not by the adviser; the Board and shareholders have had notice that the advisers’ fulcrum fee had effectively been eliminated for more than the 18-month period implied by the Release; and, the waiver imposed on the adviser in July 2006 continues to benefit shareholders by reducing the advisory fees that otherwise would have been paid to the adviser under the performance fee agreement.

While the proposed advisory fees represent an increase over the 100 bp fees currently paid to the adviser after the voluntary waiver, the proposed changes are subject to shareholder approval.  In recommending the changes to shareholders, the Board considered the increased gross compensation levels in light of the standards generally required of fiduciaries under the Investment Company Act.  Among other factors, we noted that the assets of the Funds are relatively low, so that the total compensation received by the Funds’ adviser is not excessive; and that the advisory fees that it will receive if the Funds’ assets increase will be substantially reduced as a result of sharing those fees with the new subadviser (whose investment performance we believe will benefit shareholders).  In the Board’s judgment, the combined benefit to shareholders of the actions we have recommended for approval substantially outweighs the proposed limited increase in gross advisory fees.

The common goal of the Funds’ adviser, my fellow Board members, and me is to improve the future performance in each of the Funds, and reduce their ongoing total expense ratios in the near future.  The Funds’ independent Board of Directors already has taken action to reduce the total advisory fees paid by the Funds, and now is proposing further measures for approval by its shareholders that it believes will be beneficial to them.  These are not the types of actions by an independent Board that Release 7113 intended to discourage.

It is important to the Board that we are able to present our recommendations to shareholders as soon as possible, so that if we receive shareholder approval we can begin to implement the changes we are proposing.  For this reason, we request that you accelerate the effectiveness of the Funds’ N-14 filing without modifications to our proposed fee structure.  Please feel free to contact me, or our counsel, if you or your colleagues have any questions concerning this letter.

Sincerely,

/s/ Edward L. Pittman
Edward L. Pittman
Independent Chairman

cc:	Board of Directors, Van Wagoner Funds
Susan Freund, President, Van Wagoner Funds
Garrett Van Wagoner, Van Wagoner Capital Management
Mark Perlow, K&L Gates LLP

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Attachment A

VAN WAGONER FUNDS, INC.

Executive Session of the Independent Directors

May 24, 2006

An Executive Session of the Directors, all of whom are independent, was held immediately following the regular meeting of the Board of Directors. In addition, to the Directors, Ms. Dilworth, Ms. Gehl and Mr. Teigen (via teleconference) attended the Executive Session. Mr. Arnold asked Ms. Gehl to record the minutes of the Executive Session.

Mr. Arnold began by indicating to Mr. Teigen that over dinner the prior evening and at breakfast earlier in the morning, the Directors had discussed the liquidation of the Closed Funds, a merger of the existing Open Funds, and the advisory fee. Mr. Arnold stated that the Directors were not inclined to liquidate the Closed Funds or merge the Open Funds pending a fee quote from AIG regarding the litigation buyout insurance. Mr. Arnold noted that the Directors continue to question whether Van Wagoner Capital Management (the “Adviser”) has a workable business model. Lastly, Mr. Arnold indicated that the Directors had concluded that it would be the Funds’ best interests to ask the Adviser to waive any management fees over 1% of current average net assets.

Mr. Teigen indicated that he concurred with the Directors analysis regarding the Closed Funds and that with respect to the merger of the Open Funds he did not think that the economics of such a transaction made sense at this time. He indicated that the costs associated with a merger of the Open Funds would likely be around $150,000 and that it would probably be better to just close two of the Open Funds and let shareholders invest in the remaining Open Fund if they chose to do so.

Mr. Arnold stated that based on discussions with Mr. Van Wagoner, Mr. Van Wagoner believed that shareholders would benefit from merging the Open Funds in as little as six weeks. Ms. Dilworth stated that she doubted that would be the case, since all of the fixed costs would remain the same, but would be borne by one fund rather than three and there would likely be a smaller shareholder base to bear those expenses, since not all shareholders would remain. Mr. Wehrwein noted that audit fees would decrease since the auditors would only be conducting one audit rather than three. Mr. Teigen noted that there are mutual funds that can exist with $70 million in assets and a 1% advisory fee, but those funds have much lower audit and director and officer insurance costs. Mr. Teigen further noted that the overall expense structure for the Open Funds needs to be reduced, possibly through closing small accounts and switching third party service providers. Ms. Gehl asked Mr. Teigen for his views on the idea of asking the Adviser to waive any management fees over 1% of current average net assets. Mr. Teigen concluded that such a proposal could be implemented at any time.

Mr. Arnold asked Mr. Teigen whether the two individuals that Mr. Teigen had previously mentioned would be interested in joining the Board. Mr. Teigen indicated that it would be better for the potential Directors if a concrete plan was in place with respect to the Closed Funds and the Open Funds.

Mr. Teigen then mentioned the possibility of the Funds joining an “umbrella” trust offered by some third party service providers, including PFPC. Mr. Teigen described the umbrella trust as a product offered by service providers in which numerous advisers provided advice to funds within the same trust. He noted that the drawback from an adviser’s perspective is that the board of directors does not know the adviser and the adviser does not know the

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directors. Ms. Dilworth indicated that she would look into the possibility of the Open Funds joining an umbrella trust.

At this time, Mr. Arnold left the meeting to discuss the fee waiver with Mr. Van Wagoner. When he returned, Mr. Arnold indicated that Mr. Van Wagoner had agreed to waive any management fees above 1% of current average net assets beginning July 1 through the end of the year. The Directors asked Ms. Gehl to obtain an email confirmation from Mr. Van Wagoner regarding the fee waiver discussed with Mr. Arnold.

There being no further business, the executive session of the Directors was adjourned.

Respectfully submitted,

Carol A. Gehl, Secretary pro tem

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Attachment B

Van Wagoner

Emerging Growth Fund

Advisory Performance Fee Summary

Rolling Period Average Fee Calculation

		Average Net Assets		Fund Performance					Rolling Performance			Performance Base Fee Rate			Advisory Fee
Month		Current Month Average Net Assets	Rolling Average Net Assets	End of Month NAV	Dist. Factors	Dist. NAV	Shares	Value	Van Wagoner Emerging Growth Fund	Lipper Small– Cap Growth Funds Index	Difference	Base Fee (%)	Perf Fee Adj (%)	Adjusted Base Fee (%)	Gross Advisory Fee ($)	Performance Adjustment ($)	Waiver ($)	Net Fee ($)

January-03	31	$111,937,471	N/A								0.00%	1.25%		1.25%	$118,837.73	$—	—	$118,837.73
February-03	28	95,989,193									0.00%	1.25%		1.25%	92,044.45	—	—	92,044.45
March-03	31	86,470,316									0.00%	1.25%		1.25%	91,800.67	—	—	91,800.67
April-03	30	91,522,400	N/A								0.00%	1.25%		1.25%	94,029.89	—	—	94,029.89
May-03	31	114,823,032	N/A								0.00%	1.25%		1.25%	121,901.16	—	—	121,901.16
June-03	30	125,191,131	N/A								0.00%	1.25%		1.25%	128,621.01	—	—	128,621.01
July-03	31	126,144,433	N/A								0.00%	1.25%		1.25%	133,920.50	—	—	133,920.50
August-03	31	115,478,679	N/A	5.95			1,680.67	10,000			0.00%	1.25%		1.25%	122,597.22	—	—	122,597.22
September-03	30	128,431,011	N/A	5.83			1,680.67	9,798.32			0.00%	1.25%		1.25%	131,949.65	—	—	131,949.65
October-03	31	130,206,546	N/A	6.42			1,680.67	10,789.92			0.00%	1.25%		1.25%	138,233.02	—	—	138,233.02
November-03	30	132,469,758	N/A	6.67			1,680.67	11,210.08			0.00%	1.25%		1.25%	136,099.07	—	—	136,099.07
December-03	31	125,768,927	N/A	6.36			1,680.67	10,689.08			0.00%	1.25%		1.25%	133,521.82	—	—	133,521.82
															1,443,556.19	—	—	1,443,556.19

January-04	31	135,521,658	N/A	6.81			1,680.67	11,445.38			0.00%	1.25%		1.25%	143,482.63	—		143,482.63
February-04	29	127,762,936	N/A	6.54			1,680.67	10,991.60			0.00%	1.25%		1.25%	126,541.16	—		126,541.16
March-04	31	116,563,101	N/A	6.20			1,680.67	10,420.17			0.00%	1.25%		1.25%	123,410.39	—		123,410.39
April-04	30	113,811,883	N/A	5.26			1,680.67	8,840.34			0.00%	1.25%		1.25%	116,610.54	—		116,610.54
May-04	31	96,269,642	N/A	5.65			1,680.67	9,495.80			0.00%	1.25%		1.25%	101,924.83	—		101,924.83
June-04	30	99,829,404	N/A	5.79			1,680.67	9,731.09			0.00%	1.25%		1.25%	102,284.23	—		102,284.23
July-04	31	89,823,453	N/A	4.78			1,680.67	8,033.61			0.00%	1.25%		1.25%	95,099.97	—		95,099.97
August-04	31	77,787,845	114,403,178	4.44			1,680.67	7,462.18	-25.38%	0.71%	-26.09%	1.25%		1.25%	82,357.35	—		82,357.35
September-04	30	82,144,699	110,609,218	4.78			1,680.67	8,033.61	-18.01%	9.03%	-27.04%	1.25%	-0.25%	1.00%	117,216.37	(23,443.27)	—	93,773.10
October-04	31	83,326,032	106,638,464	4.89			1,680.67	8,218.49	-23.83%	2.52%	-26.35%	1.25%	-0.25%	1.00%	117,106.75	(23,421.35)	—	93,685.40
November-04	30	84,617,081	102,716,114	5.17			1,680.67	8,689.08	-22.49%	6.40%	-28.89%	1.25%	-0.25%	1.00%	109,260.72	(21,852.14)	—	87,408.58
December-04	31	85,822,245	99,332,651	5.34			1,680.67	8,974.79	-16.04%	10.65%	-26.69%	1.25%	-0.25%	1.00%	108,749.98	(21,750.00)	—	86,999.98
															1,344,044.92	(90,466.76)	—	1,253,578.16

January-05	31	76,833,852	94,361,826	4.82			1,680.67	8,100.84	-29.22%	2.40%	-31.62%	1.25%	-0.25%	1.00%	105,167.77	(21,033.55)	—	84,134.22
February-05	28	73,512,691	90,108,654	4.72			1,680.67	7,932.77	-27.83%	4.28%	-32.11%	1.25%	-0.25%	1.00%	90,483.94	(18,096.79)	—	72,387.15
March-05	31	65,400,027	85,763,297	4.53			1,680.67	7,613.45	-26.94%	1.06%	-28.00%	1.25%	-0.25%	1.00%	95,663.30	(19,132.66)	—	76,530.64
April-05	30	56,611,722	81,061,914	4.23			1,680.67	7,109.24	-19.58%	0.25%	-19.83%	1.25%	-0.25%	1.00%	88,112.98	(17,622.60)	—	70,490.38
May-05	31	52,319,292	77,329,144	4.33			1,680.67	7,277.31	-23.36%	4.97%	-28.33%	1.25%	-0.25%	1.00%	86,058.88	(17,211.78)	—	68,847.10
June-05	30	51,596,361	73,364,785	4.30			1,680.67	7,226.89	-25.73%	5.42%	-31.15%	1.25%	-0.25%	1.00%	79,447.75	(15,889.55)	—	63,558.20
July-05	31	50,651,381	70,037,841	4.41			1,680.67	7,411.76	-7.74%	22.12%	-29.86%	1.25%	-0.25%	1.00%	77,887.27	(15,577.45)	—	62,309.82
August-05	31	48,464,617	91,007,326	4.28			1,680.67	7,193.28	-15.19%	11.91%	-27.10%	1.25%	-0.25%	1.00%	74,355.24	(14,871.05)	—	59,484.19
September-05	30	47,202,209	87,673,723	4.33			1,680.67	7,277.31	-13.82%	13.85%	-27.67%	1.25%	-0.25%	1.00%	93,500.68	(18,700.14)	—	74,800.54
October-05	31	44,833,105	84,053,235	4.14			1,680.67	6,957.98	-19.70%	7.21%	-26.91%	1.25%	-0.25%	1.00%	93,078.27	(18,615.65)	—	74,462.62
November-05	30	43,383,413	80,397,160	4.20			1,680.67	7,058.82	-20.65%	8.32%	-28.97%	1.25%	-0.25%	1.00%	86,356.06	(17,271.21)	—	69,084.85
December-05	31	42,025,668	76,845,805	4.15			1,680.67	6,974.79	-19.22%	8.35%	-27.57%	1.25%	-0.25%	1.00%	85,353.15	(17,070.63)	—	68,282.52
															1,055,465.29	(211,093.06)	—	844,372.23

January-06	31	41,551,913	72,860,767	4.56			1,680.67	7,663.87	-18.17%	10.62%	-28.79%	1.25%	-0.25%	1.00%	81,582.87	(16,316.57)	—	65,266.30
February-06	28	41,570,672	69,479,554	4.55			1,680.67	7,647.06	-16.59%	10.41%	-27.00%	1.25%	-0.25%	1.00%	69,866.49	(13,973.30)	—	55,893.19
March-06	31	43,888,460	66,393,371	5.07			1,680.67	8,521.01	-9.57%	12.89%	-22.46%	1.25%	-0.25%	1.00%	73,762.54	(14,752.51)	—	59,010.03
April-06	30	49,344,455	63,744,025	5.10			1,680.67	8,571.43	-1.53%	15.96%	-17.49%	1.25%	-0.25%	1.00%	68,212.37	(13,642.47)	—	54,569.90
May-06	31	47,013,046	61,652,306	4.57			1,680.67	7,680.67	-10.06%	11.16%	-21.22%	1.25%	-0.25%	1.00%	67,673.45	(13,534.69)	—	54,138.76
June-06	30	39,422,885	59,169,846	4.53			1,680.67	7,613.45	-11.55%	8.92%	-20.47%	1.25%	-0.25%	1.00%	63,341.41	(12,668.28)	—	50,673.13
July-06	31	37,093,574	56,930,632	4.08			1,680.67	6,857.14	-7.61%	10.60%	-18.21%	1.25%	-0.25%	1.00%	62,817.30	(12,563.46)	(18,749.71)	31,504.13
August-06	31	36,029,990	74,941,999	4.42			1,680.67	7,428.57	-9.43%	9.22%	-18.65%	1.25%	-0.25%	1.00%	60,440.05	(12,088.01)	(17,751.23)	30,600.81
September-06	30	37,496,624	72,452,919	4.40			1,680.67	7,394.96	-8.95%	10.41%	-19.36%	1.25%	-0.25%	1.00%	76,995.20	(15,399.04)	(30,777.02)	30,819.14
October-06	31	37,128,272	69,820,231	4.56			1,680.67	7,663.87	-10.78%	9.00%	-19.78%	1.25%	-0.25%	1.00%	76,919.20	(15,383.84)	(30,001.76)	31,533.60
November-06	30	37,365,641	67,217,016	4.68			1,680.67	7,865.55	-11.14%	8.83%	-19.97%	1.25%	-0.25%	1.00%	71,733.11	(14,346.62)	(26,675.00)	30,711.49
December-06	31	36,648,196	64,696,266	4.60			1,680.67	7,731.09	-10.24%	8.93%	-19.17%	1.25%	-0.25%	1.00%	71,360.53	(14,272.11)	(25,962.55)	31,125.87
															844,704.52	(168,940.90)	(149,917.27)	525,846.35

January-07	31	33,392,607	61,807,579	4.65			1,680.67	7,815.13	-11.94%	8.28%	-20.22%	1.25%	-0.25%	1.00%	68,684.39	(13,736.88)	(26,586.67)	28,360.84
February-07	28	32,364,602	59,307,936	4.62			1,680.67	7,764.71	-10.94%	8.52%	-19.46%	1.25%	-0.25%	1.00%	59,267.54	(11,853.51)	(22,586.39)	24,827.64
March-07	31	30,760,931	56,878,834	4.62			1,680.67	7,764.71	-9.34%	8.98%	-18.32%	1.25%	-0.25%	1.00%	62,963.90	(12,592.78)	(24,245.40)	26,125.72
April-07	30	30,866,825	54,606,366	4.65			1,680.67	7,815.13	-4.03%	11.91%	-15.94%	1.25%	-0.25%	1.00%	58,437.16	(11,687.43)	(21,379.74)	25,369.99
May-07	31	28,749,536	52,694,838	4.68			1,680.67	7,865.55	-6.09%	12.92%	-19.01%	1.25%	-0.25%	1.00%	57,972.51	(11,594.50)	(21,960.60)	24,417.41
June-07	30	28,143,096	50,730,830	4.72			1,680.67	7,932.77	-6.58%	11.64%	-18.22%	1.25%	-0.25%	1.00%	54,138.53	(10,827.71)	(20,179.51)	23,131.31
July-07	31	28,811,683	49,003,556	4.62			1,680.67	7,764.71	-1.13%	13.42%	-14.55%	1.25%	-0.25%	1.00%	53,858.07	(10,771.61)	(18,616.26)	24,470.20
August-07	31	26,139,762	47,541,373	4.61			1,680.67	7,747.90	1.26%	15.16%	-13.90%	1.25%	-0.25%	1.00%	52,024.32	(10,404.86)	(19,418.57)	22,200.89
September-07	30	26,557,031	46,018,423	4.71			1,680.67	7,915.97	-0.49%	14.46%	-14.95%	1.25%	-0.25%	1.00%	48,843.88	(9,768.78)	(17,247.40)	21,827.70
October-07	31	27,638,508	44,441,881	4.93			1,680.67	8,285.71	0.27%	15.00%	-14.73%	1.25%	-0.25%	1.00%	48,855.18	(9,771.04)	(15,610.34)	23,473.80
November-07	30	23,859,500	42,777,290	4.23			1,680.67	7,109.24	-6.47%	9.76%	-16.23%	1.25%	-0.25%	1.00%	45,659.47	(9,131.89)	(16,917.03)	19,610.55
December-07	31	22,802,665	40,993,174	4.24			1,680.67	7,126.05	-7.83%	8.30%	-16.13%	1.25%	-0.25%	1.00%	45,414.25	(9,082.85)	(16,964.75)	19,366.65
															656,119.20	(131,223.84)	(241,712.65)	283,182.71

January-08	31	18,713,099	40,379,779	3.36			1,680.67	5,647.06	-11.33%	5.84%	-17.17%	1.25%	-0.25%	1.00%	41,859.09	(8,371.82)	(17,637.38)	15,849.89
February-08	29	17,161,438	38,775,324	3.14			1,680.67	5,277.31	-12.70%	3.99%	-16.69%	1.25%	-0.25%	1.00%	37,151.45	(7,430.29)	(16,123.30)	13,597.86
March-08	31	15,360,812	37,268,229	2.90			1,680.67	4,873.95	-13.81%	4.53%	-18.34%	1.25%	-0.25%	1.00%	37,847.45	(7,569.49)	(17,267.44)	13,010.52
April-08	30	16,081,423	35,929,250	3.32			1,680.67	5,579.83	-7.76%	8.56%	-16.32%	1.25%	-0.25%	1.00%	35,291.88	(7,058.38)	(15,052.01)	13,181.49
May-08	31	16,933,264	34,856,180	3.69			1,680.67	6,201.68	-5.19%	7.98%	-13.17%	1.25%	-0.25%	1.00%	35,069.48	(7,013.90)	(13,713.20)	14,342.38
June-08	30	16,896,600	33,896,905				1,680.67	—			0.00%	1.25%	-0.25%	1.00%	33,007.75	(6,601.55)	(12,556.53)	13,849.67
July-08	31		—				—	—			0.00%	1.25%	0.00%	1.25%		—	—	—
August-08	31		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
September-08	30		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
October-08	31		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
November-08	30		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
December-08	31		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
															220,227.10	(44,045.43)	(92,349.84)	83,831.83

												Sub Total			$5,564,117.22	$(645,769.99)	$(483,979.77)	$4,434,367.47

												Since institution of waiver			$1,296,611.69	(259,322.35)	(483,979.77)

												Waiver as % of Adjusted Fee					46.66%

		Average Net Assets		Fund Performance					Rolling Performance			Performance Base Fee Rate			Advisory Fee
Month		Current Month Average Net Assets	Rolling Average Net Assets	End of Month NAV	Dist. Factors	Dist. NAV	Shares	Value	Van Wagoner Small-Cap Growth Fund	Lipper Small- Cap Growth Funds Index	Difference	Base Fee (%)	Perf Fee Adj (%)	Adjusted Base Fee (%)	Gross Advisory Fee ($)	Performance Adjustment ($)	Waiver ($)	Net Fee ($)

January-03	31	$39,836,071	N/A								0.00%	1.50%		1.50%	$50,750.07	$—	—	$50,750.07
February-03	28	35,108,796	N/A								0.00%	1.50%		1.50%	40,399.17	—	—	40,399.17
March-03	31	34,912,869	N/A								0.00%	1.50%		1.50%	44,478.03	—	—	44,478.03
April-03	30	35,309,033	N/A								0.00%	1.50%		1.50%	43,531.68	—	—	43,531.68
May-03	31	37,623,795	N/A								0.00%	1.50%		1.50%	47,931.71	—	—	47,931.71
June-03	30	41,089,697	N/A								0.00%	1.50%		1.50%	50,658.51	—	—	50,658.51
July-03	31	41,017,434	N/A								0.00%	1.50%		1.50%	52,255.10	—	—	52,255.10
August-03	31	41,698,420	N/A	11.41			876.42	10,000			0.00%	1.50%		1.50%	53,122.65	—	—	53,122.65
September-03	30	45,595,457	N/A	11.16			876.42	9,780.89			0.00%	1.25%		1.25%	46,844.65	—	—	46,844.65
October-03	31	45,722,999	N/A	12.23			876.42	10,718.67			0.00%	1.25%		1.25%	48,541.57	—	—	48,541.57
November-03	30	46,092,222	N/A	12.88			876.42	11,288.34			0.00%	1.25%		1.25%	47,355.01	—	—	47,355.01
December-03	31	42,984,493	N/A	12.29			876.42	10,771.25			0.00%	1.25%		1.25%	45,634.18	—	—	45,634.18
															571,502.33	—	—	571,502.33

January-04	31	48,059,333	N/A	13.69			876.42	11,998.25			0.00%	1.25%		1.25%	50,882.46	—	—	50,882.46
February-04	29	47,338,426	N/A	13.00			876.42	11,393.51			0.00%	1.25%		1.25%	46,885.76	—	—	46,885.76
March-04	31	41,660,026	N/A	12.35			876.42	10,823.84			0.00%	1.25%		1.25%	44,107.26	—	—	44,107.26
April-04	30	40,665,787	N/A	10.48			876.42	9,184.93			0.00%	1.25%		1.25%	41,665.76	—	—	41,665.76
May-04	31	33,749,551	N/A	11.15			876.42	9,772.13			0.00%	1.25%		1.25%	35,732.12	—	—	35,732.12
June-04	30	35,176,590	N/A	11.36			876.42	9,956.18			0.00%	1.25%		1.25%	36,041.61	—	—	36,041.61
July-04	31	30,827,865	N/A	9.40			876.42	8,238.39			0.00%	1.25%		1.25%	32,638.82	—	—	32,638.82
August-04	31	26,369,197	40,298,616	8.64			876.42	7,572.30	-24.28%	0.71%	-24.99%	1.25%		1.25%	27,918.20	—	—	27,918.20
September-04	30	27,286,349	38,797,869	9.38			876.42	8,220.86	-15.95%	9.03%	-24.98%	1.25%	-0.25%	1.00%	41,289.57	(8,257.91)	—	33,031.66
October-04	31	28,352,337	37,326,584	9.48			876.42	8,308.50	-22.49%	2.52%	-25.01%	1.25%	-0.25%	1.00%	41,076.98	(8,215.40)	—	32,861.58
November-04	30	28,673,081	35,898,785	10.09			876.42	8,843.12	-21.66%	6.40%	-28.06%	1.25%	-0.25%	1.00%	38,244.45	(7,648.89)	—	30,595.56
December-04	31	29,016,279	34,715,685	10.35			876.42	9,070.99	-15.79%	10.65%	-26.44%	1.25%	-0.25%	1.00%	38,007.59	(7,601.52)	—	30,406.07
															474,490.58	(31,723.72)	—	442,766.86

January-05	31	25,294,328	32,787,502	9.37			876.42	8,212.09	-31.56%	2.40%	-33.96%	1.25%	-0.25%	1.00%	36,754.99	(7,351.00)	—	29,403.99
February-05	28	24,253,267	30,976,720	9.46			876.42	8,290.97	-27.23%	4.28%	-31.51%	1.25%	-0.25%	1.00%	31,440.07	(6,288.01)	—	25,152.06
March-05	31	22,875,439	29,381,317	9.09			876.42	7,966.70	-26.40%	1.06%	-27.46%	1.25%	-0.25%	1.00%	32,886.24	(6,577.25)	—	26,308.99
April-05	30	21,000,055	27,764,955	8.40			876.42	7,361.96	-19.85%	0.25%	-20.10%	1.25%	-0.25%	1.00%	30,186.28	(6,037.26)	—	24,149.02
May-05	31	19,666,482	26,568,859	8.75			876.42	7,668.71	-21.53%	4.97%	-26.50%	1.25%	-0.25%	1.00%	29,476.49	(5,895.30)	—	23,581.19
June-05	30	19,488,596	25,279,435	9.17			876.42	8,036.81	-19.28%	5.42%	-24.70%	1.25%	-0.25%	1.00%	27,296.77	(5,459.35)	—	21,837.42
July-05	31	19,736,477	24,337,426	9.53			876.42	8,352.32	1.38%	22.12%	-20.74%	1.25%	-0.25%	1.00%	26,837.76	(5,367.55)	—	21,470.21
August-05	31	19,182,473	32,024,166	9.35			876.42	8,194.57	-9.48%	11.91%	-21.39%	1.25%	-0.25%	1.00%	25,837.68	(5,167.54)	—	20,670.14
September-05	30	18,555,919	30,914,473	9.38			876.42	8,220.86	-8.32%	13.85%	-22.17%	1.25%	-0.25%	1.00%	32,901.54	(6,580.31)	—	26,321.23
October-05	31	17,559,103	29,720,108	9.12			876.42	7,992.99	-13.65%	7.21%	-20.86%	1.25%	-0.25%	1.00%	32,820.16	(6,564.03)	—	26,256.13
November-05	30	17,143,406	28,532,058	9.21			876.42	8,071.87	-15.44%	8.32%	-23.76%	1.25%	-0.25%	1.00%	30,534.36	(6,106.87)	—	24,427.49
December-05	31	16,656,391	27,415,544	9.07			876.42	7,949.17	-14.09%	8.35%	-22.44%	1.25%	-0.25%	1.00%	30,290.88	(6,058.18)	—	24,232.70
															367,263.22	(73,452.65)	—	293,810.57

January-06	31	16,162,633	26,062,880	9.75			876.42	8,545.14	-15.61%	10.62%	-26.23%	1.25%	-0.25%	1.00%	29,105.54	(5,821.11)	—	23,284.43
February-06	28	15,826,801	24,825,070	9.73			876.42	8,527.61	-13.49%	10.41%	-23.90%	1.25%	-0.25%	1.00%	24,991.80	(4,998.36)	—	19,993.44
March-06	31	16,507,687	23,756,957	10.96			876.42	9,605.61	-5.80%	12.89%	-18.69%	1.25%	-0.25%	1.00%	26,355.38	(5,271.08)	—	21,084.30
April-06	30	18,732,247	22,855,579	11.03			876.42	9,666.96	2.59%	15.96%	-13.37%	1.25%	-0.25%	1.00%	24,407.83	(4,881.57)	—	19,526.26
May-06	31	18,173,754	22,194,141	9.69			876.42	8,492.55	-6.78%	11.16%	-17.94%	1.25%	-0.25%	1.00%	24,264.48	(4,852.90)	—	19,411.58
June-06	30	14,708,368	21,352,981	9.63			876.42	8,439.96	-7.93%	8.92%	-16.85%	1.25%	-0.25%	1.00%	22,802.20	(4,560.44)	—	18,241.76
July-06	31	13,806,955	20,630,175	8.70			876.42	7,624.89	-3.80%	10.60%	-14.40%	1.25%	-0.25%	1.00%	22,669.26	(4,533.85)	(6,408.95)	11,726.46
August-06	31	13,292,127	26,828,405	9.33			876.42	8,177.04	-6.49%	9.22%	-15.71%	1.25%	-0.25%	1.00%	21,901.90	(4,380.38)	(6,232.32)	11,289.20
September-06	30	13,762,452	25,957,064	9.27			876.42	8,124.45	-6.00%	10.41%	-16.41%	1.25%	-0.25%	1.00%	27,563.43	(5,512.69)	(10,739.14)	11,311.60
October-06	31	13,266,291	25,039,037	9.67			876.42	8,475.02	-7.53%	9.00%	-16.53%	1.25%	-0.25%	1.00%	27,557.16	(5,511.43)	(10,778.47)	11,267.26
November-06	30	13,003,284	24,133,318	9.87			876.42	8,650.31	-8.49%	8.83%	-17.32%	1.25%	-0.25%	1.00%	25,725.04	(5,145.01)	(9,892.40)	10,687.63
December-06	31	12,638,558	23,274,993	9.64			876.42	8,448.73	-7.78%	8.93%	-16.71%	1.25%	-0.25%	1.00%	25,620.99	(5,124.20)	(9,762.67)	10,734.12
															302,965.01	(60,593.02)	(53,813.95)	188,558.04

January-07	31	11,969,477	22,254,203	9.80			876.42	8,588.96	-10.54%	8.28%	-18.82%	1.25%	-0.25%	1.00%	24,709.75	(4,941.95)	(9,601.94)	10,165.86
February-07	28	11,939,499	21,326,117	9.75			876.42	8,545.14	-9.14%	8.52%	-17.66%	1.25%	-0.25%	1.00%	21,339.65	(4,267.93)	(7,912.65)	9,159.07
March-07	31	11,354,028	20,468,139	9.75			876.42	8,545.14	-7.58%	8.98%	-16.56%	1.25%	-0.25%	1.00%	22,640.74	(4,528.15)	(8,469.44)	9,643.15
April-07	30	11,183,449	19,660,404	9.79			876.42	8,580.19	-2.24%	11.91%	-14.15%	1.25%	-0.25%	1.00%	21,028.91	(4,205.78)	(7,631.25)	9,191.88
May-07	31	10,290,931	18,996,278	9.84			876.42	8,624.01	-4.08%	12.92%	-17.00%	1.25%	-0.25%	1.00%	20,872.35	(4,174.47)	(7,957.64)	8,740.24
June-07	30	10,133,476	18,310,166	9.88			876.42	8,659.07	-4.55%	11.64%	-16.19%	1.25%	-0.25%	1.00%	19,516.72	(3,903.34)	(7,284.50)	8,328.88
July-07	31	10,307,058	17,729,211	9.66			876.42	8,466.26	0.91%	13.42%	-12.51%	1.25%	-0.25%	1.00%	19,438.87	(3,887.77)	(6,797.16)	8,753.94
August-07	31	9,222,912	17,243,791	9.62			876.42	8,431.20	3.65%	15.16%	-11.51%	1.25%	-0.25%	1.00%	18,822.11	(3,764.42)	(7,224.53)	7,833.16
September-07	30	9,209,576	16,748,537	9.82			876.42	8,606.49	1.54%	14.46%	-12.92%	1.25%	-0.25%	1.00%	17,716.22	(3,543.24)	(6,603.47)	7,569.51
October-07	31	9,601,326	16,217,687	10.29			876.42	9,018.40	2.77%	15.00%	-12.23%	1.25%	-0.25%	1.00%	17,780.98	(3,556.20)	(6,070.23)	8,154.55
November-07	30	8,325,846	15,660,228	8.83			876.42	7,738.83	-4.35%	9.76%	-14.11%	1.25%	-0.25%	1.00%	16,662.01	(3,332.40)	(6,486.45)	6,843.16
December-07	31	7,976,832	15,064,591	8.77			876.42	7,686.24	-9.02%	8.30%	-17.32%	1.25%	-0.25%	1.00%	16,625.58	(3,325.12)	(6,525.62)	6,774.84
															237,153.89	(47,430.77)	(88,564.88)	101,158.24

January-08	31	6,573,851	14,534,605	6.94			876.42	6,082.38	-9.52%	5.84%	-15.36%	1.25%	-0.25%	1.00%	15,993.23	(3,198.65)	(7,226.56)	5,568.02
February-08	29	6,057,987	14,062,028	6.48			876.42	5,679.23	-11.85%	3.99%	-15.84%	1.25%	-0.25%	1.00%	14,395.61	(2,879.12)	(6,716.45)	4,800.04
March-08	31	5,317,967	13,565,421	6.00			876.42	5,258.55	-12.93%	4.53%	-17.46%	1.25%	-0.25%	1.00%	14,888.08	(2,977.62)	(7,406.17)	4,504.29
April-08	30	5,504,984	13,141,285	6.85			876.42	6,003.51	-6.57%	8.56%	-15.13%	1.25%	-0.25%	1.00%	13,899.00	(2,779.80)	(6,606.92)	4,512.28
May-08	31	8,773,956	12,833,194	7.60			876.42	6,660.82	-4.59%	7.98%	-12.57%	1.25%	-0.25%	1.00%	13,913.25	(2,782.65)	(3,699.11)	7,431.49
June-08	30	9,765,169	12,567,042				876.42	—			0.00%	1.25%	-0.25%	1.00%	13,148.76	(2,629.75)	(2,514.77)	8,004.24
July-08	31		—				—	—			0.00%	1.25%	0.00%	1.25%		—	—	—
August-08	31		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
September-08	30		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
October-08	31		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
November-08	30		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
December-08	31		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
															86,237.93	(17,247.59)	(34,169.98)	34,820.36
													Sub Total		$2,039,612.96	$(230,447.75)	$(176,548.80)	$1,632,616.41

													Since institution of waiver of Net	%	$474,429.60	$(94,885.92)	(176,548.80)

													Waiver as % of Adjusted Fee				46.52%

(A) Excludes waivers in effect prior to 2004.

		Average Net Assets		Fund Performance					Rolling Performance			Performance Base Fee Rate			Advisory Fee
Month		Current Month Average Net Assets	Rolling Average Net Assets	End of Month NAV	Dist. Factors	Dist. NAV	Shares	Value	Van Wagoner Growth Opportunities Fund	Lipper Mid- Cap Growth Funds Index	Difference	Base Fee (%)	Perf Fee Adj (%)	Adjusted Base Fee (%)	Gross Advisory Fee ($)	Performance Adjustment ($)	Waiver ($)	Net Fee ($)
				10.00			1,000.00	10,000
March-03	31	$1,687,290	N/A	9.85			1,000.00	9,850.00			0.00%	1.25%	0.00%	1.25%	$1,791.30	$—		$1,791.30
April-03	30	11,694,393	N/A	10.56			1,000.00	10,560.00			0.00%	1.25%	0.00%	1.25%	12,014.77	—		12,014.77
May-03	31	24,088,342	N/A	12.15			1,000.00	12,150.00			0.00%	1.25%	0.00%	1.25%	25,573.25	—		25,573.25
June-03	30	28,202,182	N/A	12.17			1,000.00	12,170.00			0.00%	1.25%	0.00%	1.25%	28,974.85	—		28,974.85
July-03	31	29,723,572	N/A	13.07			1,000.00	13,070.00			0.00%	1.25%	0.00%	1.25%	31,557.94	—		31,557.94
August-03	31	29,971,894	N/A	14.09			1,000.00	14,090.00			0.00%	1.25%	0.00%	1.25%	31,819.48	—		31,819.48
September-03	30	33,506,752	N/A	13.52			1,000.00	13,520.00			0.00%	1.25%	0.00%	1.25%	34,424.77	—		34,424.77
October-03	31	35,078,249	N/A	15.32			1,000.00	15,320.00			0.00%	1.25%	0.00%	1.25%	37,240.63	—		37,240.63
November-03	30	36,924,434	N/A	15.62			1,000.00	15,620.00			0.00%	1.25%	0.00%	1.25%	37,936.05	—		37,936.05
December-03	31	35,376,485	N/A	13.10	2.22000	12.64	1,175.63	15,400.79			0.00%	1.25%	0.00%	1.25%	37,557.21	—		37,557.21
															278,890.25	—		278,890.25

January-04	31	38,884,374	N/A	14.03			1,175.63	16,494.13			0.00%	1.25%	0.00%	1.25%	41,168.56	—		41,168.56
February-04	29	38,284,964	28,577,085	13.65			1,175.63	16,047.39	60.47%	45.24%	15.23%	1.25%	0.00%	1.25%	37,918.84	—		37,918.84
March-04	31	35,850,198	31,470,665	13.31			1,175.63	15,647.68	58.86%	43.14%	15.72%	1.25%	0.25%	1.50%	30,255.79	6,051.16		36,306.95
April-04	30	36,308,670	33,488,228	11.40			1,175.63	13,402.22	26.91%	28.91%	-2.00%	1.25%	0.25%	1.50%	32,244.53	6,448.91		38,693.44
May-04	31	30,953,724	34,069,723	12.34			1,175.63	14,507.31	19.40%	21.45%	-2.05%	1.25%	-0.25%	1.00%	35,455.43	(7,091.09)		28,364.34
June-04	30	32,364,038	34,410,858	12.77			1,175.63	15,012.83	23.36%	21.64%	1.72%	1.25%	-0.25%	1.00%	34,907.50	(6,981.50)		27,926.00
July-04	31	29,136,424	34,361,127	10.79			1,175.63	12,685.08	-2..95%	9.63%	-12.58%	1.25%	-0.25%	1.50%	36,432.26	7,286.45)		43,718.71
August-04	31	25,608,102	33,991,516	9.89			1,175.63	11,627.01	-17.48%	2.26%	-19.74%	1.25%	-0.25%	1.00%	36,379.61	(7,275.92)		29,103.69
September-04	30	26,419,132	33,410,564	10.65			1,175.63	12,520.49	-7..39%	10.19%	-17.58%	1.25%	-0.25%	1.00%	34,827.37	(6,965.47)		27,861.90
October-04	31	27,111,549	32,735,789	10.86			1,175.63	12,767.37	-16.66%	5.26%	-21.92%	1.25%	-0.25%	1.00%	35,373.21	(7,074.64)		28,298.57
November-04	30	26,806,146	31,906,421	11.27			1,175.63	13,249.38	-15.18%	8.61%	-23.79%	1.25%	-0.25%	1.00%	33,540.77	(6,708.15)		26,832.62
December-04	31	26,455,750	31,150,840	11.14	0.17309	11.14	1,193.90	13,300.05	-13.64%	12.79%	-26.43%	1.25%	-0.25%	1.00%	33,780.71	(6,756.14)		27,024.57
															422,284.58	(29,066.39)		393,218.19

January-05	31	24,045,952	29,894,033	10.39			1,193.90	12,404.62	-24.79%	6.66%	-31.45%	1.25%	-0.25%	1.00%	32,980.74	(6,596.15)		26,384.59
February-05	28	22,855,571	28,632,177	10.38			1,193.90	12,392.68	11.32%	24.73%	-13.41%	1.25%	-0.25%	1.00%	28,665.51	(5,733.10)		22,932.41
March-05	31	21,385,818	29,467,545	9.80			1,193.90	11,700.22	8.99%	22.69%	-13.70%	1.25%	-0.25%	1.00%	30,397.17	(6,079.43)		24,317.74
April-05	30	19,583,801	29,791,324	9.37			1,193.90	11,186.84	2.93%	15.92%	-12.99%	1.25%	-0.25%	1.00%	30,274.88	(6,054.98)		24,219.90
May-05	31	18,690,355	29,562,408	9.73			1,193.90	11,616.65	-2.22%	14.79%	-17.01%	1.25%	-0.25%	1.00%	31,627.78	(6,325.56)		25,302.22
June-05	30	18,841,490	29,178,248	9.88			1,193.90	11,795.73	-1.55%	15.07%	-16.62%	1.25%	-0.25%	1.00%	30,372.34	(6,074.47)		24,297.87
July-05	31	18,451,892	28,700,243	10.06			1,193.90	12,010.63	-4.14%	16.16%	-20.30%	1.25%	-0.25%	1.00%	30,976.91	(6,195.38)		24,781.53
August-05	31	17,845,682	28,185,999	9.91			1,193.90	11,831.55	-8.36%	12.96%	-21.32%	1.25%	-0.25%	1.00%	30,469.44	(6,093.89)		24,375.55
September-05	30	17,329,968	27,522,109	9.93			1,193.90	11,855.43	-6.36%	15.72%	-22.08%	1.25%	-0.25%	1.00%	28,958.22	(5,791.64)		23,166.58
October-05	31	16,485,659	26,733,640	9.64			1,193.90	11,509.20	-13.33%	9.76%	-23.09%	1.25%	-0.25%	1.00%	29,218.68	(5,843.74)		23,374.94
November-05	30	16,045,207	25,876,764	9.77			1,193.90	11,664.40	-13.58%	11.31%	-24.89%	1.25%	-0.25%	1.00%	27,466.07	(5,493.21)		21,972.86
December-05	31	15,610,410	25,038,531	9.68			1,193.90	11,556.95	-13.37%	11.32%	-24.69%	1.25%	-0.25%	1.00%	27,471.91	(5,494.38)		21,977.53
															358,879.65	(71,775.93)		287,103.72

January-06	31	15,475,319	24,045,808	10.62			1,193.90	12,679.22	-12.32%	13.49%	-25.81%	1.25%	-0.25%	1.00%	26,582.00	(5,316.40)		21,265.60
February-06	28	15,191,292	24,956,013	10.43			1,193.90	12,452.38	7.58%	22.49%	-14.91%	1.25%	-0.25%	1.00%	23,057.62	(4,611.52)		18,446.10
March-06	31	15,308,477	25,341,284	11.37			1,193.90	13,574.64	11.28%	23.27%	-11.99%	1.25%	-0.25%	1.00%	26,494.40	(5,298.88)		21,195.52
April-06	30	15,822,246	25,454,273	11.38			1,193.90	13,586.58	8.76%	20.81%	-12.05%	1.25%	-0.25%	1.00%	26,035.57	(5,207.11)		20,828.46
May-06	31	14,903,025	25,194,469	10.14			1,193.90	12,106.15	-0.12%	15.22%	-15.34%	1.25%	-0.25%	1.00%	27,023.37	(5,404.67)		21,618.70
June-06	30	13,236,480	24,784,824	10.00			1,193.90	11,939.00	-0.64%	14.52%	-15.16%	1.25%	-0.25%	1.00%	25,884.73	(5,176.95)		20,707.78
July-06	31	12,505,016	24,297,803	9.07			1,193.90	10,828.67	-6.08%	11.47%	-17.55%	1.25%	-0.25%	1.00%	26,312.66	(5,262.53)	(10,429.43)	10,620.70
August-06	31	12,136,609	23,793,338	9.70			1,193.90	11,580.83	-6.33%	10.25%	-16.58%	1.25%	-0.25%	1.00%	25,795.61	(5,159.12)	(10,328.69)	10,307.80
September-06	30	12,471,311	23,217,550	9.65			1,193.90	11,521.14	-5.19%	12.08%	-17.27%	1.25%	-0.25%	1.00%	24,445.21	(4,889.04)	(9,305.78)	10,250.39
October-06	31	12,194,149	22,570,281	9.92			1,193.90	11,843.49	-8.22%	10.42%	-18.64%	1.25%	-0.25%	1.00%	24,648.77	(4,929.75)	(9,362.35)	10,356.67
November-06	30	12,120,805	21,891,349	10.25			1,193.90	12,237.48	-7.81%	10.88%	-18.69%	1.25%	-0.25%	1.00%	23,188.64	(4,637.73)	(8,588.60)	9,962.31
December-06	31	11,727,872	21,222,456	9.92			1,193.90	11,843.49	-8.38%	10.46%	-18.84%	1.25%	-0.25%	1.00%	23,240.82	(4,648.16)	(8,632.00)	9,960.66
															302,709.40	(60,541.86)	(56,646.85)	185,520.69

January-07	31	11,108,203	20,436,816	10.01			1,193.90	11,950.94	-10.18%	10.63%	-20.81%	1.25%	-0.25%	1.00%	22,530.69	(4,506.14)	(8,590.19)	9,434.36
February-07	28	11,176,184	19,727,324	9.92			1,193.90	11,843.49	-9.63%	10.00%	-19.63%	1.25%	-0.25%	1.00%	19,596.95	(3,919.39)	(7,104.05)	8,573.51
March-07	31	10,530,078	19,010,499	9.90			1,193.90	11,819.61	-8.93%	10.45%	-19.38%	1.25%	-0.25%	1.00%	20,943.39	(4,188.68)	(7,811.36)	8,943.35
April-07	30	10,515,189	18,303,828	9.96			1,193.90	11,891.24	-3.91%	13.15%	-17.06%	1.25%	-0.25%	1.00%	19,531.33	(3,906.27)	(6,982.44)	8,642.62
May-07	31	9,617,494	17,699,789	10.01			1,193.90	11,950.94	-6.26%	14.29%	-20.55%	1.25%	-0.25%	1.00%	19,432.15	(3,886.43)	(7,377.44)	8,168.28
June-07	30	9,387,036	17,070,282	10.05			1,193.90	11,998.70	-7.20%	13.20%	-20.40%	1.25%	-0.25%	1.00%	18,184.71	(3,636.94)	(6,832.40)	7,715.37
July-07	31	9,445,941	16,512,834	9.76			1,193.90	11,652.46	-2.79%	15.31%	-18.10%	1.25%	-0.25%	1.00%	18,122.56	(3,624.51)	(6,475.47)	8,022.58
August-07	31	8,388,872	16,025,349	9.74			1,193.90	11,628.59	0.00%	16.48%	-16.48%	1.25%	-0.25%	1.00%	17,530.75	(3,506.15)	(6,899.80)	7,124.80
September-07	30	8,420,515	15,532,236	9.93			1,193.90	11,855.43	-1.80%	16.80%	-18.60%	1.25%	-0.25%	1.00%	16,464.40	(3,292.88)	(6,250.55)	6,920.97
October-07	31	8,658,058	15,009,809	10.36			1,193.90	12,368.80	-1.05%	16.91%	-17.96%	1.25%	-0.25%	1.00%	16,489.70	(3,297.94)	(5,838.34)	7,353.42
November-07	30	7,386,758	14,477,771	8.86			1,193.90	10,577.95	-7.23%	13.10%	-20.33%	1.25%	-0.25%	1.00%	15,421.04	(3,084.21)	(6,265.52)	6,071.31
December-07	31	7,075,057	13,929,094	8.80			1,193.90	10,506.32	-11.29%	11.71%	-23.00%	1.25%	-0.25%	1.00%	15,370.24	(3,074.05)	(6,287.24)	6,008.95
															219,617.91	(43,923.59)	(82,714.79)	92,979.53

January-08	31	5,810,775	13,412,847	6.96			1,193.90	8,309.54	-12.50%	9.06%	-21.56%	1.25%	-0.25%	1.00%	14,787.74	(2,957.55)	(6,908.50)	4,921.69
February-08	29	5,283,916	12,956,519	6.47			1,193.90	7,724.53	-14.58%	7.75%	-22.33%	1.25%	-0.25%	1.00%	13,284.58	(2,656.92)	(6,440.95)	4,186.71
March-08	31	4,736,552	12,485,600	5.97			1,193.90	7,127.58	-15.23%	7.55%	-22.78%	1.25%	-0.25%	1.00%	13,717.63	(2,743.53)	(6,962.27)	4,011.83
April-08	30	4,919,693	12,084,210	6.81			1,193.90	8,130.46	-10.09%	11.90%	-21.99%	1.25%	-0.25%	1.00%	12,792.62	(2,558.52)	(6,201.56)	4,032.54
May-08	31	5,618,720	11,714,483	7.58			1,193.90	9,049.76	-7.99%	11.30%	-19.29%	1.25%	-0.25%	1.00%	12,794.07	(2,558.81)	(5,476.23)	4,759.03
June-08	30	5,687,520	11,354,429				1,193.90	—			0.00%	1.25%	-0.25%	1.00%	12,002.54	(2,400.51)	(4,940.13)	4,661.90
July-08	31		—				—	—			0.00%	1.25%	0.00%	1.25%		—	—	—
August-08	31		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
September-08	30		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
October-08	31		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
November-08	30		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
December-08	31		—				—	—			0.00%	1.25%	0.00%	1.25%	—	—	—	—
															79,379.18	(15,875.84)	(36,929.64)	26,573.70
													Sub Total		$1,661,760.97	$(221,183.61)	$(176,291.27)	$1,264,286.09

													Since institution of waiver		$446,628.80	$(89,325.76)	$(176,291.27)

													Waiver as % of Adjusted Fee				49.34%

Attachment C

Semi-Annual
Report

June 30, 2006
(Unaudited)

Small-Cap Growth Fund

Growth Opportunities Fund

Emerging Growth Fund

performance of the Fund, for the relevant performance period, exceeds or is exceeded by, the performance of the benchmark over the same period. The benchmark for the Small-Cap Growth Fund and the Emerging Growth Fund is the Lipper Small-Cap Growth Funds Index. The Lipper Small-Cap Growth Funds Index is an equal dollar weighted index consisting of the largest mutual funds within the small-cap growth fund classification, as defined by Lipper, Inc. The benchmark for the Growth Opportunities Fund is the Lipper Mid-Cap Growth Funds Index. The Lipper Mid-Cap Growth Funds Index is an equal dollar weighted index of the largest mutual funds in the mid-cap growth fund classification, as defined by Lipper, Inc. Each 0.10% of difference of each Fund's performance compared to the performance of its benchmark is multiplied by a performance adjustment of 0.025%, up to a maximum adjustment of 0.25% (as an annual rate). The performance period consists of the prior 36 calendar months, and is also referred to as a rolling 36-month period. Until each Fund has operated for 36 months under this agreement, it will make performance adjustments to the basic fee after the Fund has operated for 12 months under this agreement, and will use a rolling 12-month performance period. After the Fund has operated for 24 months under this agreement, it will switch to a rolling 24-month performance period. The performance fee adjustment for the six months ended June 30, 2006 caused the advisory fee to decrease $30,203, $30,833 and $84,400 for the Small-Cap Growth, Growth Opportunities and Emerging Growth Funds, respectively.

Effective July 1, 2006, the Adviser has agreed to voluntarily waive investment advisory fees exceeding 1.00% of current average daily net assets for the Small-Cap Growth, Growth Opportunities and Emerging Growth Funds. The voluntary waiver is in effect through December 31, 2006.

The Funds do not compensate their officers who are officers of the Adviser. For the six months ended June 30, 2006, the Funds made no payments to their directors and officers except for directors' fees paid to or accrued for independent directors and the compensation paid to or accrued for the Funds' President, Treasurer, Secretary and Chief Compliance Officer.

PFPC Inc. ("PFPC"), an indirect majority-owned subsidiary of The PNC Financial Services Group, Inc., provides the Funds with administrative services pursuant to an administration agreement. The services include the day-to-day administration of matters related to the corporate existence of the Company, maintenance of its records, preparation of reports, supervision of the Company's arrangements with its custodian and assistance in the preparation of the Company's registration statements under federal and state laws.

5.   Service and Distribution Plan

The Funds have adopted a Service and Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the 1940 Act. The Plan authorizes payments by the Funds in connection with the distribution of their shares at an annual rate, as determined from time to time by the Board of Directors, of up to 0.25% of each Fund's average daily net assets.

vanwagoner.com
27 Van Wagoner Funds Notes to Financial Statements

Annual Report

December 31, 2006

Small-Cap Growth Fund

Growth Opportunities Fund

Emerging Growth Fund

Van Wagoner Funds Notes to Financial Statements

operated for 24 months under this agreement, it will switch to a rolling 24-month performance period. The performance fee adjustment for the year ended December 31, 2006 caused the advisory fee to decrease $60,593, $60,542 and $168,941 for the Small-Cap Growth, Growth Opportunities and Emerging Growth Funds, respectively.

Effective July 1, 2006, the Adviser has agreed to voluntarily waive investment advisory fees exceeding 1.00% of current average daily net assets for the Small-Cap Growth, Growth Opportunities and Emerging Growth Funds. The Adviser has agreed to voluntarily waive its fees to 1.00% of current average daily net assets indefinitely.

The Funds do not compensate their officers who are officers of the Adviser. For the year ended December 31, 2006, the Funds made no payments to their directors and officers except for directors' fees paid to or accrued for independent directors and the compensation paid to or accrued for the Funds' President, Treasurer, Secretary and Chief Compliance Officer.

PFPC Inc. ("PFPC"), an indirect majority-owned subsidiary of The PNC Financial Services Group, Inc., provides the Funds with administrative services pursuant to an administration agreement. The services include the day-to-day administration of matters related to the corporate existence of the Company, maintenance of its records, preparation of reports, supervision of the Company's arrangements with its custodian and assistance in the preparation of the Company's registration statements under federal and state laws.

6.  Service and Distribution Plan

The Funds have adopted a Service and Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the 1940 Act. The Plan authorizes payments by the Funds in connection with the distribution of their shares at an annual rate, as determined from time to time by the Board of Directors, of up to 0.25% of each Fund's average daily net assets.

7.  Investment Transactions

The aggregate purchases and sales of securities, excluding short-term investments, for the Funds for the year ended December 31, 2006, were as follows:

Fund	Purchases	Sales
Small-Cap Growth	$118,231,080	$122,786,471
Growth Opportunities	109,086,603	114,317,451
Emerging Growth	305,410,819	314,638,123

8.  Contingencies

(a)  Legal Matters – In 2001, the Company and the Adviser were named as defendants in an antitrust class action lawsuit alleging that certain underwriting firms and institutional investors violated antitrust laws in connection with initial public offerings. The lawsuit was dismissed in November 2003. The dismissal was appealed and in September 2005 the appeals court issued a decision, vacating and remanding the trial court's decision for further proceedings. In March 2006, the appeals court issued an order staying the proceeding pending determination of defendants' petition to the United States Supreme Court for a writ of certiorari. That petition was filed in March 2006 and was granted in December 2006. The parties are currently briefing the appeal, and the Supreme Court is expected to hear arguments on the appeal

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